DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 28, 2009

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 7 to Form S-11
Commission File No. 333-140887

Dear Ms. Barros:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comment regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

On behalf of the Company, we respond to the comment of the Staff as set forth below.

1.  In the distribution section of supplement no. 1, please include a discussion of cash flow from operations and specify the amount of the distributions paid from cash flow from operations.

Response:  The Company will revise the narrative discussion preceding the distribution table on page 3 of supplement no. 1 to include cash flow from operations and to specify the source and amount of cash distributions paid from other than cash flow from operations for the year ended December 31, 2008.  The following disclosure will be included in supplement no. 1 to be filed upon effectiveness of the Company’s post effective amendment.

Distributions

Distributions for the Year Ended December 31, 2008

The distributions paid for the year ended December 31, 2008 were $0.7 million.  For the year ended December 31, 2008 cash flow (used in) operations and funds from operations (“FFO”) was ($0.1) million and $0.2 million, respectively.  Accordingly, for the year ended December 31, 2008, distributions were funded from sources other than cash flow from operations.  For the year ended December 31, 2008, cash amounts distributed to stockholders in excess of cash flow from operations and FFO in the amount of $0.8 million and $0.5 million, respectively, were funded from proceeds from this offering.

Distributions by quarter for the year ended December 31, 2008 were as follows (amounts in thousands except per share amounts):

	Distributions
2008	Declared(1)	Paid(2)	Per Share (3)
4th Quarter	$494	$439	$0.076
3rd Quarter	297	212	0.076
2nd Quarter	74	33	0.075	(4)
1st Quarter	—	—	—
	$865	$684	$0.227

(1)

Of the distributions declared for the second, third and fourth quarters of 2008, $57,000, $222,000 and $374,000, respectively, were reinvested in shares of our common stock pursuant to our distribution reinvestment plan.

(2)

Of the distributions paid for the second, third and fourth quarters of 2008, $25,000, $158,000 and $334,000, respectively, were reinvested in shares of our common stock pursuant to our distribution reinvestment plan.

(3)

Distributions declared per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution for the period of $0.0008219 per share per day.  Each day during the second, third, and fourth quarter was a record date for distributions.

(4)

The amount of distributions declared per share for the second quarter of 2008 presented in Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2008 was incorrect; the correct amount is presented in this supplement.

Over the long term, we expect that a greater percentage of our distributions will be paid from cash flow from operations (except with respect to distributions related to sales of our assets). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and promptly invest capital at favorable yields, the financial performance of our investments in the current real estate environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies.  As a result, future distributions declared and paid may continue to exceed cash flow from operations and/or FFO.  See the “Funds from Operations” section below for a reconciliation of FFO to our net income.

The Company acknowledges that:

•                                should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt